Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-57012) of Varian Medical Systems, Inc. of our report dated June 23, 2014, with respect to the Statement of Net Assets Available for Benefits of the Varian Medical Systems, Inc. Retirement Plan as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013, and the related supplemental Schedule H, line 4i–Schedule of Assets (Held At End of Year) as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 11-K of the Varian Medical Systems, Inc. Retirement Plan.

/s/ Burr Pilger Mayer, Inc.

San Francisco, California

June 23, 2014